EXHIBIT 99.1

Inventiva draws down the second tranche of €25 million under existing Finance Contract with the European Investment Bank

  Inventiva intends to use the proceeds to fund part of its ongoing pivotal NATiV3 Phase III clinical trial evaluating lanifibranor in patients with NASH.
  This second tranche carries an interest rate of 7% annually and has a maturity of 3 years and a repayment in fine which is expected to occur after the anticipated publication of the results of the NATiV3 Phase III trial evaluating lanifibranor in patients with NASH, expected in the first half of 2026.
  The €25 million supports Inventiva’s estimated cash runway1 until the beginning of the third quarter of 2024.

Daix (France), Long Island City (New York, United States), January 10, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical needs, today announced the drawdown of the second tranche of €25 million of the unsecured loan agreement executed with the European Investment Bank (“EIB”) on May 16, 2022 (the "Finance Contract") with a maturity date on or about January 18, 2027. The disbursement of the second tranche is expected to occur on or about January 18, 2024. On January 4, 2024, and in accordance with the Finance Contract, the Company issued 3,144,654 warrants to EIB.

Jean Volatier, Deputy Chief Executive Officer and Chief Financial Officer of Inventiva, stated: “The drawdown of this second tranche of €25 million was triggered by the accomplishment of key milestones by Inventiva, and allows us to further finance our pivotal Phase III clinical trial evaluating our lead compound, lanifibranor, in NASH. Inventiva is a leader in drug development for the treatment of NASH and the financial support provided by the EIB through a facility loan totaling €50 million is a testament to the important work of Inventiva in the field. We are truly thankful for the support provided by the EIB.”

As previously announced, the Finance Contract provides funding in two tranches of €25 million, each subject to the completion of certain conditions precedent.

After the drawdown of the first tranche in December 20222, the Company was eligible to access the second tranche of €25 million if it met certain conditions precedent described below. Following the achievement of those conditions, the Company decided to draw on the second tranche to reinforce its financial position. The Company intends to use the proceeds to fund part of its pivotal NATiV3 Phase III clinical trial evaluating lanifibranor in patients with NASH and estimates that, including this second tranche of €25 million of the EIB loan, its cash, cash equivalents and deposits would allow the Company to fund its operations as currently planned until the beginning of the third quarter of 20241.

This second tranche carries a 7% interest capitalized annually, has a maturity of 3 years from the disbursement date and a repayment in fine. As a result, the Company expects to repay this tranche in early 20273, after the anticipated publication of the results of the NATiV3 Phase III trial evaluating lanifibranor in patients with NASH which is expected to take place in the first half of 2026. The disbursement of this second tranche was subject to, among other conditions, (i) the full drawdown of the first tranche, (ii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million that were a condition for the disbursement of the first tranche), paid either in exchange for shares of the Company, or through upfront or milestone payments, (iii) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, (iv) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH and (v) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrant agreement entered into on July 1, 2022.

On January 4, 2024, the Company issued 3,144,654 warrants to EIB, in accordance with the terms of the 6th resolution of the combined general meeting of shareholders of January 25, 2023, and Article L.225-138 of the French Commercial Code, as a condition to the drawdown of the second tranche. This represents approximately 6.08% of the Company's current outstanding share capital4.

The exercise price of the warrants issued in connection with the second tranche is equal to €3.95 and corresponds to 95% of the volume-weighted average price of the Company's shares on the regulated market of Euronext Paris during the last trading session preceding the decision to issue the warrants (i.e. January 3, 2024).

Pursuant to the previously disclosed warrant agreement, the warrants have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) the maturity date of the first tranche (i.e. on December 8, 2026), (ii) a change of control event, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by EIB under the Finance Contract. The warrants will automatically be deemed null and void if not exercised within the twelve-year period.

EIB has a put option which may require the Company to repurchase all or part of the unexercised warrants then exercisable at their intrinsic value (subject to a cap equal to the amount drawn under the Finance Contract) under certain circumstances (for example, in the event of a change of control of the Company or on the maturity date of the first tranche or in the event of default). The Company (or a substitute third party) has a call option to require EIB to sell all shares and other securities of the Company in certain circumstances, including the warrants, to the Company, subject to certain terms and conditions. In addition, the Company has a right of first refusal to buy-back all warrants offered for sale to a third party, subject to certain terms and conditions.

On the basis of the 3,144,654 new shares of the Company issuable upon exercise of the warrants issued in connection with the drawdown of the second tranche at an exercise price of €3.95 per new share, the Company could potentially receive gross proceeds of up to €12,421,383. There is no assurance that EIB will exercise any or all of the warrants or that the Company will receive any proceeds from the exercise of the warrants.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH, mucopolysaccharidoses (MPS) and other diseases with significant unmet medical needs. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting an oncology development candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Contacts

Inventiva Pascaline Clerc, PhD EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 89375	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, expectations with respect to clinical trials, regulatory plans, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in patients with NASH and anticipated results and timing thereof, the potential development of and regulatory pathway for odiparcil, the potential therapeutic benefits of Inventiva’s product candidates, Inventiva’s future activities, expectations, plans, growth and prospects, Inventiva’s ability to exercise its rights under the Finance Contract and warrant agreement with the EIB, including its call right and right of first refusal, expectations with respect to EIB’s rights under the agreements and EIB’s potential exercise of warrants, the expected use of proceeds from the EIB facility, Inventiva's ability to repay the EIB loans and the timing thereof, and the sufficiency of Inventiva’s cash resources and cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “possible,” “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva’s expectations with respect to the changes to the clinical development plan for lanifibranor for the treatment of NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2022 filed with the Autorité des Marchés Financiers on March 30, 2023 as amended on August 31, 2023, the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023, and the Half-Year Report for the six months ended June 30, 2023 on Form 6-K filed with the SEC on October 3, 2023, for other risks and uncertainties affecting Inventiva, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statement.

1 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect and the Company may end up using its resources sooner than anticipated.
2 Cf. Press release of December 12, 2022.
3 The first tranche of €25 million drawn down on December 12, 2022 is expected to be repaid by December 2026.

4 As of the date of this press release, if all the warrants issued to the EIB in connection with the first tranche were exercised, the EIB would hold approximately 5.25 % of the Company's outstanding current share capital and if all the warrants issued to the EIB in connection with the first tranche and the second tranche were exercised, the EIB would hold approximately 11.3% of the Company's outstanding current share capital.

Attachment

  Inventiva - PR - EIB Tranche B - EN - 01 10 2024 (https://ml-eu.globenewswire.com/Resource/Download/fa07c8c9-3acd-40ab-bf06-bf962b72b227)